Exhibit 99.2

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), October 9, 2024, 10:35 pm CET / 4:35 pm ET – In accordance with article  15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issue of new shares.

•	Share capital: EUR 6,423,111.21
•	Total number of securities carrying voting rights: 37,389,015 (all ordinary shares)
•	Total number of voting rights (= denominator): 37,389,015 (all relating to ordinary shares)
•	Number of rights to subscribe to securities carrying voting rights not yet issued: 2,039,481 (all granted subscription rights; this number excludes 643,394 subscription rights that were issued but not yet granted)

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Contact:

Nyxoah

Loic Moreau, CFO

IR@nyxoah.com

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